UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Jamba, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

47023A309
(CUSIP Number)

Brian Guzman, General Counsel, Partner Indus Capital Partners 888 7th Avenue, 26th Floor New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

_______________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Indus Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Indus Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indus Markor Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sheldon Kasowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Byron Gill

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	47023A309

Item 1.	Security and Issuer.

The name of the issuer is Jamba, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3001 Dallas Parkway, Suite 140, Frisco, Texas 75034. This Amendment No. 2 to Schedule 13D relates to the Issuer’s Common Stock, $0.001 par value (the “Shares”).

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Indus Capital Partners, LLC, a Delaware limited liability company (“Indus Capital”); (ii) Indus Partners, LLC, a Delaware limited liability company (“Indus Partners”); (iii) Indus Markor Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Master Fund”); (iv) Sheldon Kasowitz, a United States citizen (“Mr. Kasowitz”); and (v) Byron Gill, a United States citizen (“Mr. Gill”, and collectively with Indus Capital, Indus Partners, the Master Fund and Mr. Kasowitz, the “Reporting Persons”)
(b), (c)	Indus Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services to its clients, including the Master Fund. The primary business of Indus Partners is acting as general partner to private investment funds, including the Master Fund. The Master Fund is principally engaged in the business of investing in securities. Messrs. Kasowitz and Gill are the managing members of Indus Capital and Indus Partners. The principal business address of the Reporting Persons is 888 7th Avenue, 26th Floor, New York, NY 10019.
(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares previously beneficially owned by the Reporting Persons came from working capital of Indus Markor Master Fund, L.P., which was the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

This Schedule 13D/A filing is being made to report that the Reporting Persons no longer beneficially own any Shares. In particular, on September 13, 2018, Focus Brands Inc. announced the successful completion of a tender offer for all of the outstanding Shares of the Issuer for $13.00 per Share in cash.

Item 5.	Interest in Securities of the Issuer.

(a) – (d)   As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding as of the date hereof. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Except as disclosed in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

(e)                As of September 13, 2018, the Reporting Persons no longer beneficially own any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2018
(Date)

Indus Capital Partners, LLC

By:	Brian Guzman
Name:	Brian Guzman
Title:	General Counsel

Indus Partners, LLC

By:	Brian Guzman
Name:	Brian Guzman
Title:	General Counsel

Indus Markor Master Fund, L.P.

By:	Indus Partners, LLC, its general partner

By:	Brian Guzman
Name:	Brian Guzman
Title:	General Counsel

Sheldon Kasowitz
/s/Sheldon Kasowitz

Byron Gill
/s/Byron Gill

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated September 18, 2018, relating to the Common Stock, $0.001 par value, of Jamba, Inc. shall be filed on behalf of the undersigned.

September 18, 2018
(Date)

Indus Capital Partners, LLC

By:	Brian Guzman
Name:	Brian Guzman
Title:	General Counsel

Indus Partners, LLC

By:	Brian Guzman
Name:	Brian Guzman
Title:	General Counsel

Indus Markor Master Fund, L.P.

By:	Indus Partners, LLC, its general partner

By:	Brian Guzman
Name:	Brian Guzman
Title:	General Counsel

Sheldon Kasowitz
/s/Sheldon Kasowitz

Byron Gill
/s/Byron Gill